October 12, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (303) 468-4266

Ronald R. Snyder
President and Chief Executive Officer
Crocs, Inc.
6273 Monarch Park Place
Niwot, Colorado 80503


Re: 	Crocs, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
Filed September 27, 2005
	File No. 333-127526


Dear Mr. Snyder:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Risk Factors, page 9

1. We note your response to comment 5 of our letter dated
September
9, 2005. Please revise the risk factors entitled "We are subject to various environmental laws . . ." and "We are required to comply with government regulation . . ." to explain why these factors constitute a particular, concrete, risk to you or investors.

Risks Related to Crocs, Inc., page 9
We are dependent on sales of a small number of products . . ., page
10

2. We note your response to comment 8 of our letter dated
September
9, 2005. Please revise your statement regarding design and production lead times to provide greater specificity than the present
"several months," if possible.


Business, page 49

3. We note your response to comment 13 of our letter dated
September
9, 2005, as well as your statement on page 51 that you have initiated direct sales efforts in eight countries. In your discussion of international sales on page 55, you state that you have established direct operations in seven named countries as well as "other parts of
Asia." Please name the eighth country on page 55 or revise your statement on page 51.

Business Strategy, page 49

4. We note your statement in the last paragraph on page 50 as well as on page 2 that you believe your line of footwear products has "year-round appeal," while in discussing seasonality on page 39, you imply that most of your footwear products are suitable for warm weather. In addition, we reiterate our observation that seven of the eight footwear models discussed on pages 52-53 appear to be suitable for warm weather. Please provide additional disclosure as to your belief that these products have "year-round appeal" and explain how you will market these products during cold weather seasons. If you anticipate materially different levels of demand for your products during cold weather seasons, this information should be disclosed in your risk factor discussion of seasonal variations on page 23.

Executive Compensation, page 67

5. For certain stock option grants, including those grants made on August 1, 2005 and August 22, 2005 discussed on pages 70 and 75, you state that the exercise price is equal to the fair market value of your common stock. Please disclose the actual exercise prices.

6. Please disclose the fair value of all stock awards granted, including the fair value of the 1,832 shares of common stock issued in June and July 2005.

Principal and Selling Stockholders, page 77

7. We note your responses to prior comments 23-25. Note that we will review your disclosures when they are made and may have additional comment.

Underwriting, page 87

8. Please revise your discussion of the directed share program to disclose that it is being administered solely by Piper Jaffray &
Co.

9. We note your response to comment 30 of our letter dated
September
9, 2005.  Revise your discussion to specifically disclose whether
Piper Jaffray and Thomas Weisel Partners will consider their own positions in the securities as a factor in determining whether to release securities from the lock-up agreement.

Financial Statements of Crocs, Inc.
Statement of Stockholders` Deficit, page F-5

10. We note your response to prior comment 35. We remind you that SAB Topic 4:B requires you to reclassify your retained earnings or accumulated losses to additional paid-in capital as of the date you converted from a limited liability company to a C corporation. Please revise your financial statements.

Income (Loss) per Share, page F-8

11. We note your response to prior comment 41. Please tell us the specific conditions in which the holder has the right to put the shares of common stock back to you.

12. We note your response to prior comment 42. Please disclose the terms of the additional dividend that will be paid on outstanding shares of the preferred shares, including that you will pay an additional dividend on all outstanding shares of the preferred shares in a per share amount equal (on an as-if-converted to common stock basis) to the amount paid or set aside for each share of common stock.

Note 13.  Related Parties, page F-25

13. We note your response to prior comment 48. Given that the exclusive distribution agreement with your former chief executive officer was entered into in connection with the separation agreement and that the pricing under the exclusive distribution agreement is set at a discount from your then current wholesale pricing, please tell us what consideration was given as to whether any additional severance expense needed to be recorded related to this agreement.

Note 14.  Equity, page F-26

14. We note your response to prior comment 49. It is unclear how your common stock value increased from $790 per share at May 1, 2005 to an estimated pre-stock split IPO range per share of $4,060 to $4,640, which represents an increase in value of 414% to 487% in an approximately five month period. Please provide a reconciliation between the $790 to the expected IPO range; this reconciliation should show the estimated impact of each significant factor contributing to the difference in values.


15. Please provide us with the valuations performed by Clifton Gunderson LLP as of January 1, 2005, May 1, 2005, and June 30, 2005.
For each valuation, please address the following:
* Provide us with a comprehensive explanation as to how they determined which approaches to use to determine the fair value of your equity, including how they determined it was appropriate to use a combination of these approaches;
* For each significant assumption used in the valuation such as the lack of control discount, provide us with support for how they determined this was the appropriate assumption to use;
* You state that the discounted cash flow method was used.
Provide
us with a detailed explanation as to how they arrived at the discounted cash flows amounts to be included in the valuation; and
* Provide us with the computations which show how fair value was determined as of each date. These computations should include the fair value determined based on each approach used as well as show how you combined each of these approaches to arrive at the final fair value.

16. On page 30 you state that 1,332 shares of common stock were issued to employees and consultants on July 1, 2005. For each transaction subsequent to June 30, 2005:
* identify the parties, including any related parties;
* the nature of the consideration; and
* the fair value and your basis for determining the fair value.
* Indicate whether the fair value was contemporaneous or retrospective.
* To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.
* For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

Note 15.  Redeemable Convertible Preferred Shares and Note 16.
Redeemable Common Shares, page F-25

17. We note your response to prior comment 52. It does not appear that the terms of the conversions of Class C membership units into Series A Stock are disclosed in Note 15. Please provide or tell us where these terms are disclosed.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Nudrat Salik, Staff Accountant, at (202)
551-
3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or me at (202) 551-3760 with any other questions.


Sincerely,



Pamela A. Long
Assistant Director



cc:	James H. Carroll, Esq. (via facsimile 303/447-7800)
      Faegre & Benson LLP
      1900 Fifteenth Street
      Boulder, Colorado 80302
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Ronald R. Snyder
Crocs, Inc.
October 12, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE